





16 August 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to the following:-

(1) NOL Operating Performance for Period 7, 2010; and

(2) NOL Group adds two 10,700-TEU vessels to new ship order.

Attached are copies of the above two announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P7, 2010) - 16Aug10.DOC

dlw 8/27





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) and Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	16-Aug-2010 17:27:44
Announcement No.	00089

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 7, 2010
Description	Attached is the operating performance for the 4 weeks (Period 7) from 26 June 2010 to 23 July 2010.
Attachments	NOL_Operating_Performance_for_P7_2010.pdf Total size = **34K** (2048K size limit recommended)



Monthly Operational Update (Unaudited)



Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

16 August 2010

NOL's container shipping operating performance for the 4 weeks (Period 7) from 26 June 2010 to 23 July 2010 are as follows:

	Period 7, 2010	Period 7, 2009	% Change		YTD 2010	YTD 2009	% Change
Container Shipping							
a) Volume (FEU)	220,200	187,400	18		1,567,600	1,158,000	35
b) Average Revenue Per FEU (US$/FEU)	3,076	2,219	39		2,704	2,350	15

For the four weeks of P7 2010, container shipping volumes increased 18% over the same period last year mainly due to higher volumes carried from all major trade lanes, particularly the Transpacific and Asia Europe trade lanes. Average revenue per FEU (Forty-foot Equivalent Unit) was 39% above the same period last year, due to improved core freight rates in the major trade lanes.

P7 YTD, 2010 container shipping volumes increased 35% while average revenue per FEU increased 15% over P7 YTD, 2009 levels.

Notes : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.
Average revenue per FEU and volume are a blend of all trade lanes as recorded at point of sailing.

APL Average Revenue per FEU (updated as at Period 7, 2010)


APL Average Revenue per FEU (2006-2010)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 7, 2010
Y-o-Y : +39%
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
P5 08
P6 08
P7 08
P8 08
P9 08
P10 08
P11 08
P12 08
P1 09
P2 09
P3 09
P4 09
P5 09
P6 09
P7 09
P8 09
P9 09
P10 09
P11 09
P12 09
P1 10
P2 10
P3 10
P4 10
P5 10
P6 10
P7 10
Period

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	16-Aug-2010 17:33:48
Announcement No.	00097

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL GROUP ADDS TWO 10,700-TEU VESSELS TO NEW SHIP ORDER
Description	Please see the Company's press release (attached) on the above subject.

Attachments



Ship_Purchase_16Aug10.pdf
Total size = **21K**
(2048K size limit recommended)

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SEC Exemption
No. 82-2605



FOR IMMEDIATE RELEASE

NOL Group adds two 10,700-TEU vessels to new ship order

Total of 12 to be built in Daewoo Shipbuilding & Marine Engineering Co. yard

SINGAPORE, 16 August 2010 – Global shipping and logistics company NOL Group today finalized an order to build two new 10,700-TEU (twenty-foot-equivalent unit) container ships for delivery in 2012. These two vessels are part of a 12-ship order valued at US$1.2 billion to be built by Daewoo Shipbuilding & Marine Engineering Co., as announced on 21 July by NOL.

The two organizations signed a contract to construct the 10,700-TEU vessels in a ceremony this evening in Seoul.

NOL said it is investing in new vessels to meet future growth needs and to replace vessels with charter agreements that will expire in the next few years.

Media Inquiries:
Mike Zampa
Telephone: (65) 6371 5022
Michael_zampa@nol.com.sg

Investor Inquiries:
Bernie Yu
Telephone: (65) 6371 5028
Bernie_Yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg